SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. 9)*

REPUBLIC FIRST BANCORP, INC.

(Name of Issuer)

Common Stock, Par Value $0.01

(Title of Class of Securities)

760416107

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[X]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP NO. 760416107	13G	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS SCHALLER EQUITY MANAGEMENT, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF NORTH CAROLINA, UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER N/A
	6	SHARED VOTING POWER 1,272,359 shares of Common Stock
	7	SOLE DISPOSITIVE POWER N/A
	8	SHARED DISPOSITIVE POWER 1,272,359 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,272,359 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.16% of the outstanding shares of Common Stock
12	TYPE OF REPORTING PERSON CO

CUSIP NO. 760416107	13G	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS SCHALLER EQUITY PARTNERS, A NORTH CAROLINA LIMITED PARTNERSHIP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF NORTH CAROLINA, UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER N/A
	6	SHARED VOTING POWER 1,272,359 shares of Common Stock
	7	SOLE DISPOSITIVE POWER N/A
	8	SHARED DISPOSITIVE POWER 1,272,359 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,272,359 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.16% of the outstanding shares of Common Stock
12	TYPE OF REPORTING PERSON PN (Limited Partnership)

CUSIP NO. 760416107	13G	Page 4 of 8 Pages

1	NAMES OF REPORTING PERSONS SCHALLER INVESTMENT GROUP INCORPORATED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF NORTH CAROLINA, UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER N/A
	6	SHARED VOTING POWER 2,278,506 shares of Common Stock
	7	SOLE DISPOSITIVE POWER N/A
	8	SHARED DISPOSITIVE POWER 2,278,506 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,278,506 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.87% of the outstanding shares of Common Stock
12	TYPE OF REPORTING PERSON CO, IA

CUSIP NO. 760416107	13G	Page 5 of 8 Pages

1	NAMES OF REPORTING PERSONS DOUGLAS E. SCHALLER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER N/A
	6	SHARED VOTING POWER 2,278,506 shares of Common Stock
	7	SOLE DISPOSITIVE POWER N/A
	8	SHARED DISPOSTIVE POWER 2,278,506 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,278,506 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.87% of the outstanding Common Stock
12	TYPE OF REPORTING PERSON IN

Item 1.	(a)	Name of Issuer:

Republic First Bancorp, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

50 South 16th Street

Philadelphia, PA 19106

Item 2.	(a)	Name of Persons Filing:

Schaller Equity Management, Inc. (the “General Partner”)

Schaller Equity Partners, A North Carolina Limited Partnership (the “Partnership”)

Schaller Investment Group Incorporated (the “Adviser”)

Douglas E. Schaller

(b)	Address of Principal Business Office or, if None, Residence:

For all persons filing:

324 Indera Mills Court

Winston-Salem, NC 27101

(c)	Citizenship:

Schaller Equity Management, Inc. is a North Carolina corporation

Schaller Equity Partners, A North Carolina Limited Partnership

Schaller Investment Group Incorporated is a North Carolina corporation

Mr. Schaller is a United States citizen

(d)	Title of Class of Securities:

Common Stock, Par Value $0.01

(e)	CUSIP Number:

760416107

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

[X] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)

(Schaller Investment Group Incorporated is a registered investment adviser; for all other reporting persons Item 3 is not applicable)

Item 4.	Ownership.

			Schaller Equity Management, Inc.	Schaller Equity Partners	Schaller Investment Group	Douglas E. Schaller
(a)	Amount Beneficially Owned:		1,272,359	1,272,359	2,278,506	2,278,506
(b)	Percent of Class:		2.16%	2.16%	3.87%	3.87%
(c)	Number of Shares to Which Reporting Person Has:
	(i)	Sole Voting Power:	N/A	N/A	N/A	N/A
	(ii)	Shared Voting Power:	1,272,359	1,272,359	2,278,506	2,278,506
	(iii)	Sole Dispositive Power:	N/A	N/A	N/A	N/A
	(iv)	Shared Dispositive Power:	1,272,359	1,272,359	2,278,506	2,278,506

The reported shares are the Issuer’s common stock, par value $0.01.

As of December 31, 2019, 1,272,359 of the reported shares were owned directly by the Partnership, whose general partner is the General Partner and whose investment adviser is the Adviser. The General Partner and the Adviser could each be deemed to be indirect beneficial owners of these reported shares, and could be deemed to share such beneficial ownership with the Partnership. In addition, 1,006,147 of the reported shares are held in separate accounts managed by the Adviser. The Adviser could be deemed to be an indirect beneficial owner of the shares held in the separately managed accounts.

Douglas E. Schaller is the President of the General Partner and the President of the Adviser, and could be deemed to share the indirect beneficial ownership described above with the General Partner, the Adviser and the Partnership.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

SCHALLER EQUITY PARTNERS, A NORTH CAROLINA LIMITED PARTNERSHIP

By:	Schaller Equity Management, Inc., General Partner

By:	/s/ Douglas E. Schaller
Name:	Douglas E. Schaller
Title:	President

Date: February 13, 2020

SCHALLER EQUITY MANAGEMENT, INC.

By:	/s/ Douglas E. Schaller
Name:	Douglas E. Schaller
Title:	President

Date: February 13, 2020

SCHALLER INVESTMENT GROUP INCORPORATED

By:	/s/ Douglas E. Schaller
Name:	Douglas E. Schaller
Title:	President

Date: February 13, 2020

/s/ Douglas E. Schaller
Douglas E. Schaller